                                                                    Exhibit 99.1

FOR IMMEDIATE RELEASE                                   Wednesday, July 17, 2002
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.)



                   CELESTICA ANNOUNCES SECOND QUARTER RESULTS


                                   HIGHLIGHTS
                                   ----------

- Revenue of $2,249 million, adjusted net earnings of $0.28 per share
- Efficiency gains drive cash cycle improvements and strong cash flow
- Cash position increases to record $1.7 billion
- Company announces plan to redeem its 10 1/2% Senior Subordinated Notes due
  2006
- Company announces plan to repurchase up to 5% of its subordinated voting shares
- Company announces reduction in manufacturing capacity to accelerate operating efficiency through improved utilization rates



TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the second quarter ended June 30, 2002.

For the second quarter, revenue was $2,249 million, down 15 per cent from $2,661 million in the second quarter of 2001. Adjusted net earnings* were $69 million or $0.28 per share, compared to $93 million or $0.41 for the same period last year. The company's guidance for the second quarter, which was provided in April, was for revenue of $2.1 - $2.4 billion and $0.25 to $0.31 adjusted net earnings per share.

Net earnings on a GAAP basis for the second quarter were $40 million or $0.15 per share, up 150% compared to net earnings of $16 million or $0.06 per share for the same period last year.

Celestica continued to improve all aspects of its financial performance. Highlights in the second quarter included:

  -  Cash flow from operations of $237 million
  -  Inventory decrease of $121 million sequentially
  -  Inventory turns improvement to 7.1 versus 6.1 in the first quarter
  -  Cash cycle improvement to 21 days from 28 days in the prior quarter
  - Increased financial liquidity including a cash balance of $1,684 million, (up $201 million sequentially from March 31) and approximately $1 billion in unused credit facilities
  - A conservative debt to capital ratio of 21% (including convertible notes as debt)


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                                       2


For the six-month period ended June 30, 2002, revenue was $4,401 million, compared to $5,353 million for the same period last year. Adjusted net earnings were $133 million or $0.53 per share compared to $180 million or $0.81 last year. Net earnings were $80 million or $0.30 per share compared to $71 million or $0.31 per share last year.

"Despite the ongoing weakness in technology end markets, Celestica continued to produce solid gains in all key areas of the business," said Eugene Polistuk, chairman and CEO, Celestica. "We have responded to the current economic environment by driving meaningful cost reductions for our customers while still producing consistent margins, healthy improvements in our cash cycle and steady increases in our overall returns on capital."


SUBORDINATED NOTE AND SHARE REPURCHASE
--------------------------------------

As a result of its balance sheet strength, the company announced that it will redeem all of its 10 1/2% Senior Subordinated Notes due 2006 in accordance with their terms at a redemption price of 105.25% of the principal amount, together with accrued and unpaid interest to the redemption date. The company expects that the redemption date will occur prior to the end of the third quarter. The outstanding principal amount of the notes is $130 million. The redemption will be financed out of the company's existing cash resources.

Celestica also announced its intention to launch a Normal Course Issuer Bid, subject to the approval of the Toronto Stock Exchange. If approved, the company will be authorized to repurchase, at its discretion during the next 12 months, up to 5% of the company's total shares outstanding on the open market subject to the normal terms and limitations of such bids.

"We feel that Celestica represents a leadership franchise in the EMS industry with exceptional financial strength," said Anthony Puppi, executive vice president and CFO. "This stock repurchase program is a reflection of the confidence we have in the company and the commitment we have to using our balance sheet strength to generate economic value."


FUTURE GUIDANCE AND CAPACITY REDUCTION
--------------------------------------

Celestica also announced that in response to the prolonged and difficult end-market conditions, it will reduce its manufacturing capacity in order to accelerate operating efficiency through improved utilization rates. The restructuring will result in a total charge between $300 - $375 million to be recorded by the end of fiscal 2002. Of the charge, the company expects the maximum cash cost to be $150 million. The restructuring will result in a workforce reduction of approximately 10-15%.


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                                       3


"Over the past 15 months, we have re-balanced our manufacturing footprint and have been focused on driving greater efficiency from our operations," said Polistuk. "We have made significant progress on these initiatives resulting in stable profitability, and as a result believe that we can undertake this action without compromising our growth opportunities or limiting our customers' potential growth needs. The cash cost is within the free cash flow the company generated in its most recent quarter and we anticipate payback of the cash portion within 12 months from when the costs are incurred."

Looking forward, the company provided guidance for the third quarter ending September 30. The company expects revenue in the range of $2.1 - $2.4 billion, with adjusted net earnings per share of approximately $0.26-$0.33.

*Detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release.

ABOUT CELESTICA
---------------
Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). With 2001 revenues in excess of US$10 billion, Celestica is a global operator of a highly sophisticated manufacturing network, providing a broad range of services to leading OEMs (original equipment manufacturers) in the information technology and communications industries. Unrivalled in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency. Celestica has more than 40,000 employees in over 40 locations in the Americas, Europe and Asia.

For further information on Celestica, visit its Web site at www.celestica.com. The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
------------------------------------------
STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S SECOND QUARTER FINANCIAL RESULTS, AND REVENUE AND ADJUSTED NET EARNINGS GUIDANCE FOR THE THIRD QUARTER ENDING SEPTEMBER 30, 2002.

Contacts:
Laurie Flanagan                                     Paul Carpino
Celestica Global Communications                     Celestica Investor Relations
(416) 448-2200                                      (416) 448-2211
media@celestica.com                                 clsir@celestica.com


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                                        4

                                FINANCIAL SUMMARY

          ----------------------------------------------------------------------------------------------------
          GAAP FINANCIAL SUMMARY

          THREE MONTHS ENDED JUNE 30                               2001             2002           CHANGE
          --------------------------                               ----             ----           ------

                    Revenue                                  $    2,661   M   $    2,249   M   $     (412)  M
                    Net earnings                                     16   M           40   M           24   M
                    Net EPS                                  $     0.06       $     0.15       $     0.09

                    Cash Provided by Operations              $      212   M   $      237   M   $       25   M
                    Cash Position at June 30                 $    1,261   M   $    1,684   M   $      423   M

          SIX MONTHS ENDED JUNE 30                                 2001             2002            Change
          ------------------------                                 ----             ----
                    Revenue                                  $    5,353   M   $    4,401   M   $     (952)  M
                    Net earnings                                     71   M           80   M            9   M
                    Net EPS                                  $     0.31       $     0.30       $    (0.01)

                    Cash Provided by (used in) Operations    $      (49)  M   $      511   M   $      560   M

          ----------------------------------------------------------------------------------------------------
          ADJUSTED NET EARNINGS SUMMARY

          THREE MONTHS ENDED JUNE 30                               2001             2002            CHANGE
          --------------------------                               ----             ----            ------
                    Adjusted net earnings                    $       93   M   $       69    M  $      (24)  M
                    Adjusted net EPS (1)                     $     0.41       $     0.28       $    (0.13)

          SIX MONTHS ENDED JUNE 30                                 2001             2002            CHANGE
          ------------------------                                 ----             ----            ------
                    Adjusted net earnings                    $      180   M   $      133    M  $      (47)  M
                    Adjusted net EPS (1)                     $     0.81       $     0.53       $    (0.28)

          Adjusted Net Earnings Calculation (in millions)
                                                                  THREE MONTHS             SIX MONTHS
                                                                  ------------             ----------
                                                                2001       2002          2001        2002
                                                                ----       ----          ----        ----
                    GAAP net earnings                        $    16     $   40       $    71      $   80
                    Add: amortization of intangibles              28         22            58          44
                    Add: acquisition integration costs             8         10            10          14
                    Add: other non-recurring charges              53          -            57           -
                    Less: tax impact of above                    (12)        (3)          (16)         (5)
                                                             --------    -------      --------     -------
                    Adjusted net earnings                    $    93     $   69       $   180      $  133
                                                             =======     ======       =======      ======
          ----------------------------------------------------------------------------------------------------
          GUIDANCE SUMMARY

                      2Q VERSUS ACTUALS                         2Q 02 GUIDANCE        2Q 02 ACTUALS
                      -----------------                         --------------        -------------
                      Revenue                                    $2.1B - $2.4B               $2.25B
                      Adjusted net EPS                           $0.25 - $0.31                $0.28

                      FORWARD GUIDANCE                          3Q 02 GUIDANCE
                      ----------------                          --------------
                      Revenue                                    $2.1B - $2.4B
                      Adjusted net EPS                           $0.26 - $0.33
          ----------- ----------------------------------------------------------------------------------------

          (1) For purposes of the diluted per share calculation for the three and six months ended June 30, 2002, the weighted average number of shares outstanding was 236.0 million and 236.5 million, respectively.

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                                       5


DISCLOSURE ON FINANCIAL RESULTS
-------------------------------
As part of its quarterly financial press releases, Celestica provides extensive disclosure including income statement, balance sheet, cash flow from operations and detailed accompanying footnotes. All information is prepared in accordance with Canadian GAAP which conforms in all material respects with U.S. GAAP except as noted in the company's annual report. These same documents are also filed with the United States Securities and Exchange Commissions and Canadian Securities Commissions.

To supplement this information, Celestica also provides information on adjusted net earnings. As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica believes adjusted net earnings is a useful measure of operating performance on an enterprise-wide basis that also facilitates reliable period-to-period comparisons. Adjusted net earnings exclude the effects of acquisition-related charges, (most significantly, amortization of intangible assets and integration costs related to acquisitions) other non-recurring charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets) and the related income tax effect of these adjustments. Adjusted net earnings do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other issuers. Adjusted net earnings are not a measure of performance under Canadian GAAP or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP.

For comparative purposes, historical detail on adjusted net earnings are shown in the company's securities filings including annual reports, press releases and prospectuses, as well as in supplementary historical information found on the company's web site.


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                                       6


                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                      DECEMBER 31        JUNE 30
                                                         2001             2002
                                                   --------------    --------------
ASSETS
Current assets:
  Cash and short-term investments.................$       1,342.8   $       1,683.7
  Accounts receivable ............................        1,054.1           1,101.5
  Inventories ....................................        1,372.7           1,116.9
  Prepaid and other assets........................          177.3             153.7
  Deferred income taxes...........................           49.7              57.7
                                                  ---------------   ---------------
                                                          3,996.6           4,113.5
Capital assets ...................................          915.1             929.4
Goodwill on business combinations (note 2)........        1,128.8           1,137.9
Other intangible assets (note 2)..................          427.2             420.5
Other assets .....................................          165.2             220.3
                                                  ---------------   ---------------
                                                  $       6,632.9   $       6,821.6
                                                  ===============   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................$       1,198.3   $       1,167.6
  Accrued liabilities.............................          405.7             487.4
  Income taxes payable............................           21.0              28.3
  Deferred income taxes...........................           21.8              22.4
  Current portion of long-term debt ..............           10.0               3.1
                                                  ---------------   ---------------
                                                          1,656.8           1,708.8
Long-term debt ...................................          137.4             135.0
Accrued post-retirement benefits .................           47.3              75.8
Deferred income taxes.............................           41.5              42.8
Other long-term liabilities.......................            4.3               4.0
                                                   --------------    --------------
                                                          1,887.3           1,966.4
Shareholders' equity:
  Convertible debt................................          886.8             901.0
  Capital stock...................................        3,699.0           3,704.6
  Retained earnings...............................          162.7             234.2
  Foreign currency translation adjustment.........           (2.9)             15.4
                                                   ---------------   --------------
                                                          4,745.6           4,855.2
                                                   --------------    --------------
                                                  $       6,632.9   $       6,821.6
                                                  ===============   ===============


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.


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


                                       7


                                 CELESTICA INC.

            CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                                          THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                                JUNE 30                       JUNE 30
                                                                          2001           2002            2001            2002
                                                                      ------------   ------------     ---------       ---------
Revenue........................................................       $    2,660.7   $    2,249.2     $ 5,353.3       $ 4,400.7
Cost of sales..................................................            2,468.5        2,087.2       4,967.8         4,086.6
                                                                      ------------   ------------     ---------       ---------
Gross profit...................................................              192.2          162.0         385.5           314.1
Selling, general and administrative expenses ..................               86.4           80.0         175.5           156.7
Amortization of goodwill and other intangible assets (note 2)..               28.1           21.7          57.7            43.7
Integration costs related to acquisitions .....................                7.8           10.2          10.1            14.1
Other charges (note 4).........................................               53.2             -           57.0               -
                                                                      ------------   -----------      ---------       ---------
Operating income...............................................               16.7           50.1          85.2            99.6
Interest on long-term debt.....................................                5.1            5.5           9.4            10.9
Interest income, net...........................................               (7.5)          (4.1)        (15.4)           (7.8)
                                                                      -------------  -------------    ----------      ----------
Earnings before income taxes...................................               19.1           48.7          91.2            96.5
                                                                      ------------   ------------     ---------       ---------
Income taxes:
  Current .....................................................                6.3            9.6          19.3            19.0
  Deferred (recovery)..........................................               (3.0)          (1.3)          1.3            (2.6)
                                                                      -------------  -------------    ---------       ----------
                                                                               3.3            8.3          20.6            16.4
                                                                      ------------   ------------     ---------       ---------
Net earnings for the period....................................               15.8           40.4          70.6            80.1

Retained earnings, beginning of period.........................              268.9          198.2         217.5           162.7
Convertible debt accretion, net of tax.........................               (3.6)          (4.4)         (7.0)           (8.6)
                                                                      -------------  -------------    ----------      ----------
Retained earnings, end of period...............................       $      281.1   $      234.2    $    281.1      $    234.2
                                                                      ============   ============    ==========      ==========

Basic earnings per share.......................................       $       0.06    $      0.16     $    0.31      $     0.31

Diluted earnings per share (note 6)............................       $       0.06    $      0.15     $    0.31      $     0.30

Weighted average number of shares outstanding:
   - basic (in millions).......................................              207.0          230.2         204.7           230.0
   - diluted (in millions) (note 6)............................              225.5          236.0         223.7           236.5


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                    ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.


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                                       8


                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                                  THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                        JUNE 30                       JUNE 30
                                                                2001            2002            2001            2002
                                                             ------------    -----------    -----------     -----------
CASH PROVIDED BY (USED IN):
OPERATIONS:
Net earnings for the period ...........................      $      15.8     $      40.4    $      70.6     $      80.1
Items not affecting cash:
  Depreciation and amortization........................             71.3            77.5           141.0           156.5
  Deferred income taxes................................             (3.0)           (1.3)           1.3            (2.6)
  Other charges........................................            16.9                -           17.2               -
  Other................................................             (0.5)            1.8            1.3             4.2
                                                             ------------    -----------    -----------     -----------
Cash from earnings.....................................            100.5           118.4          231.4           238.2
                                                             -----------     -----------    -----------     -----------
Changes in non-cash working capital items:
  Accounts receivable..................................           (128.1)         (31.4)           173.8          (19.7)
  Inventories..........................................            208.0           122.0          176.7           280.6
  Other assets.........................................            144.6            24.6           91.3           (12.4)
  Accounts payable and accrued liabilities.............           (108.5)           (3.5)        (704.5)           16.6
  Income taxes payable.................................             (4.3)            6.6          (17.3)            7.3
                                                             ------------    -----------    ------------    -----------
  Non-cash working capital changes.....................            111.7           118.3         (280.0)          272.4
                                                             -----------     -----------    ------------    -----------
  Cash provided by (used in) operations................            212.2           236.7          (48.6)          510.6
                                                             -----------     -----------    ------------    -----------

INVESTING:
  Acquisitions, net of cash acquired...................            (82.4)              -         (148.1)         (102.9)
  Purchase of capital assets...........................            (59.3)          (48.9)        (136.1)          (75.0)
  Other................................................              1.3            20.9            0.9            20.9
                                                             -----------     -----------    -----------     -----------
  Cash used in investing activities....................           (140.4)          (28.0)        (283.3)         (157.0)
                                                             ------------    ------------   ------------    ------------

FINANCING:
  Bank indebtedness....................................               -             (0.4)             -            (1.7)
  Decrease in long-term debt...........................             (0.4)           (9.3)          (1.7)          (14.9)
  Deferred financing costs.............................               -             (0.2)             -            (0.6)
  Issuance of share capital............................            717.9             1.4          722.0             4.6
  Share issue costs, pre-tax ..........................            (10.0)              -          (10.0)              -
  Other................................................             (0.9)            0.7           (0.9)           (0.1)
                                                             -----------     -----------    ------------    ------------
  Cash provided by (used in) financing activities......            706.6            (7.8)         709.4           (12.7)
                                                             -----------     ------------   -----------     ------------

Increase in cash.......................................            778.4            200.9         377.5            340.9
Cash, beginning of period..............................            482.9          1,482.8         883.8          1,342.8
                                                             -----------     ------------   -----------     ------------
Cash, end of period....................................      $   1,261.3     $    1,683.7   $   1,261.3     $    1,683.7
                                                             ===========     ============   ===========     ============

Supplemental information:
  Paid during the period:
  Interest.............................................      $       7.6     $       9.8    $       8.2     $      12.1
  Taxes................................................      $      12.6     $       6.7    $      32.1     $      11.5

Non-cash financing activities:
  Convertible debt accretion, net of tax ..............      $       3.6     $       4.4    $       7.0     $       8.6
  Shares issued for acquisitions.......................      $      0.5      $         -    $       2.0     $         -


              Cash is comprised of cash and short-term investments.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                    ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.


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                                       9


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


1.   NATURE OF BUSINESS:

     The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the computer and communications industries. The Company has operations in the Americas, Europe and Asia.

     Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in note 22 to the 2001 Consolidated Financial Statements.

     The Company experiences seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001.

     The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2002 and the results of operations and cash flows for the three and six months ended June 30, 2001 and 2002.

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except the following:

(a)  BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS:
     In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Sections 1581 "Business combinations" and 3062 "Goodwill and other intangible assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

     Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination have been applied to business combinations completed after June 30, 2001.

     The Company has adopted these new standards as of January 1, 2002 and has discontinued amortization of all existing goodwill. The Company has also evaluated existing intangible assets including estimates of remaining useful lives and has reclassed $9.1 from intellectual property to goodwill as of January 1, 2002 to conform with the new criteria.

     Section 3062 requires the completion of a transitional goodwill impairment evaluation within six months of adoption. Impairment is identified by comparing the carrying amounts of the Company's reporting units with their fair values. To the extent a reporting unit's carrying amount exceeds its fair value, the impairment is measured in a manner similar to a purchase price allocation and must be recorded by December 31, 2002. Any


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                                       10


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


transitional impairment would be recognized as an effect of a change in accounting principle and would be charged to opening retained earnings as of January 1, 2002. The Company has completed the transitional goodwill impairment assessment during the second quarter of 2002 and has determined that no impairment existed as of the date of adoption.

     Effective January 1, 2002, the Company had unamortized goodwill of $1,137.9 which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:



                                                          THREE MONTHS ENDED               SIX MONTHS ENDED
                                                               JUNE 30                          JUNE 30
                                                         2001            2002             2001            2002
                                                      ---------       ----------       ---------       ---------

    Net earnings...............................       $    15.8       $    40.4        $    70.6       $    80.1
    Add back: goodwill amortization............            11.4               -             21.3               -
                                                      ---------       ---------        ---------       ---------
    Net earnings before goodwill amortization..       $    27.2       $    40.4        $    91.9       $    80.1
                                                      =========       =========        =========       =========

    Basic earnings per share:
    Net earnings...............................       $    0.06       $    0.16        $    0.31       $    0.31
    Net earnings before goodwill amortization..       $    0.11       $    0.16        $    0.41       $    0.31

    Diluted earnings per share:
    Net earnings ..............................       $    0.06       $    0.15        $    0.31       $    0.30
    Net earnings before goodwill amortization..       $    0.11       $    0.15        $    0.41       $    0.30

     The following table sets forth the Company's goodwill and other intangible assets as of June 30, 2002:


                                                               ACCUMULATED     NET BOOK
                                                 COST         AMORTIZATION      VALUE
                                              ----------      ------------    ----------

    Goodwill............................      $  1,270.2       $    132.3     $  1,137.9
                                              ==========       ==========     ==========

    Other intangible assets:
    Intellectual property...............      $    379.5       $    175.8     $    203.7
    Other intangible assets.............           255.4             38.6          216.8
                                              ----------       ----------     ----------
                                              $    634.9       $    214.4     $    420.5
                                              ==========       ==========     ==========


     Intellectual property primarily represents the cost of certain intellectual property and process technology. Other intangible assets consist primarily of customer relationship and contracts representing the excess of cost over the fair value of tangible assets and intellectual property acquired in asset acquisitions.

     The aggregate amortization expense for other intangible assets was $21.7 and $43.7 for the three and six months ended June 30, 2002.

(b) STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
     Effective January 1, 2002, the Company adopted the new CICA Handbook
Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

     The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter and six month period were determined using the Black-Scholes option pricing model. The


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


                                       11


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


following assumptions were used in the quarter: risk-free rate of 5.43%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and a weighted-average expected option life of 7.5 years. The weighted-average grant date fair values of options issued during the quarter was $23.56 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period. For the three months ended June 30, 2002, the Company's pro forma net earnings is $40.1, basic earnings per share is $0.16 and diluted earnings per share is $0.15. For the six months ended June 30, 2002, the Company's pro forma net earnings is $79.6, basic earnings per share is $0.31 and diluted earnings per share is $0.30. The Company's stock option plans are described in note 11 to the annual consolidated financial statements.

3.   ACQUISITIONS:

     ASSET ACQUISITIONS:

     On March 31, 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. The purchase price was financed with cash and was allocated to the net assets acquired, based on their relative fair values at the date of acquisition. The fair value allocation of the purchase price is subject to refinement as the Company is in the process of obtaining third-party valuations.

4.   OTHER CHARGES:


                                                         THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                               JUNE 30                          JUNE 30
                                                        2001            2002             2001            2002
                                                      ---------       -------          ---------       -------
    Restructuring..............................       $    53.2       $     -          $    57.0       $     -
                                                      =========       =======          =========       =======


     In 2001, the Company recorded a restructuring charge that reflected facility consolidations and a workforce reduction. The following table details the activity through the accrued restructuring liability for the period ended June 30, 2002:


                                               EMPLOYEE      LEASE AND OTHER    FACILITY
                                             TERMINATION       CONTRACTUAL     EXIT COSTS
                                                 COSTS         OBLIGATIONS      AND OTHER          TOTAL
                                             ------------    ---------------   -----------      ----------
    Balance at March 31, 2002...........      $     25.8       $     30.8      $      8.6       $     65.2
    Cash payments.......................           (12.1)            (3.3)           (2.0)           (17.4)
                                              -----------      -----------     -----------      -----------
    Balance at June 30, 2002............      $     13.7       $     27.5      $      6.6       $     47.8
                                              ==========       ==========      ==========       ==========


     As of December 31, 2001, 2,330 employee positions remain to be terminated during 2002. 1,521 employees were terminated during the first half of 2002. The Company expects to complete the major components of the restructuring plan by the end of 2002, except for certain long-term lease contractual obligations.

 5.  SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, other charges and integration costs related to acquisitions). Inter-segment transactions are reflected at market value. The following is a breakdown by operating segment.


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

                                       12


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                          THREE MONTHS ENDED              SIX  MONTHS ENDED
                                                                JUNE 30                        JUNE 30
                                                         2001            2002            2001            2002
                                                    --------------   -------------   ------------    ------------
    REVENUE
    Americas....................................       $   1,712.8     $   1,308.8   $    3,408.4    $    2,668.2
    Europe......................................             839.0           480.6        1,743.9           950.9
    Asia........................................             196.9           533.4          411.9           934.1
    Elimination of inter-segment revenue........             (88.0)          (73.6)        (210.9)         (152.5)
                                                       ------------    ------------  -------------   -------------
                                                       $   2,660.7     $   2,249.2   $    5,353.3    $    4,400.7
                                                       ===========     ===========   ============    ============

    EBIAT
    Americas....................................       $     55.3      $     44.1    $      107.9    $       84.4
    Europe......................................             40.5            11.8            81.7            27.2
    Asia........................................             10.0            26.1            20.4            45.8
                                                       ----------      ----------    ------------    ------------
                                                            105.8            82.0           210.0           157.4
    Interest, net...............................              2.4            (1.4)            6.0            (3.1)
    Amortization of goodwill and other intangible
    assets......................................            (28.1)          (21.7)          (57.7)          (43.7)
    Integration costs related to acquisitions...             (7.8)          (10.2)          (10.1)          (14.1)
    Other charges...............................            (53.2)              -           (57.0)              -
                                                       ----------      ----------    ------------    ------------
    Earnings before income taxes................       $     19.1      $     48.7    $       91.2    $       96.5
                                                       ==========      ==========    ============    ============

                                                             AS AT JUNE 30
                                                          2001            2002
                                                       ----------     ------------
    TOTAL ASSETS
    Americas....................................       $  3,773.2     $    3,381.5
    Europe......................................          1,793.2          1,546.7
    Asia........................................            435.1          1,893.4
                                                       ----------     -----------
                                                       $  6,001.5     $    6,821.6
                                                       ==========     ============

     The following table sets forth the changes in goodwill by operating segment during the six months ended June 30, 2002:


     GOODWILL                                       DECEMBER 31, 2001    ADJUSTMENT      JUNE 30, 2002
                                                    -----------------  --------------  ---------------

    Americas....................................       $    243.2          $    1.8       $    245.0
    Europe......................................             68.3               6.2             74.5
    Asia........................................            817.3               1.1            818.4
                                                       ----------          --------       ----------
                                                       $  1,128.8          $    9.1       $  1,137.9
                                                       ==========          ========       ==========

     The Company has reclassed from intellectual property $9.1 to goodwill as of January 1, 2002 to conform with the new goodwill standards.

6.   WEIGHTED AVERAGE SHARES OUTSTANDING:

     For the three and six months ended June 30, 2002, the weighted average number of shares outstanding for purposes of the diluted earnings per share calculation, excludes the effect of convertible securities as they are anti-dilutive.

7.   SUBSEQUENT EVENTS:

     In July 2002, the Company made the following announcements:

The Company announced a plan to redeem the $130.0 in Senior Subordinated Notes due 2006 in accordance with their terms. The cost of the redemption will be $136.8 (including a 5.25% redemption premium) and will be financed from cash on hand;


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


                                       13


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



The Company announced a plan to file a Normal Course Issuer Bid to repurchase, at its discretion, up to 5% of the Company's Subordinate Voting Shares for cancellation, over the next 12 months. This plan is subject to the approval of the Toronto Stock Exchange; and

In response to the current end-market conditions, the Company announced that it would incur a pre-tax restructuring charge of between $300 - $375, to be recorded in the third and fourth quarters of 2002. The Company expects the cash cost to be approximately $150.




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